UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

20 February 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Appendix 3Y

Change of Director’s Interest Notice

20 February 2025

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	BHP Group Limited

ABN	49 004 028 077

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Dion Weisler

Date of last notice	25 August 2021

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	2,500 ordinary shares in BHP Group Limited registered to Dish Nominees Pty Ltd, which is a private investment entity for the Weisler family
Date of change	19 February 2025
No. of securities held prior to change	Direct: 1,544 ordinary shares in BHP Group Limited Indirect: 6,000 ordinary shares in BHP Group Limited
Class	Ordinary shares
Number acquired	2,500 ordinary shares in BHP Group Limited
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	AUD 40.4791 per share (average)
No. of securities held after change

Direct: 1,544 ordinary shares in BHP Group Limited

Indirect: 8,500 ordinary shares in BHP Group Limited, registered to Dish Nominees Pty Ltd, which is a private investment entity for the Weisler family

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of 2,500 ordinary shares in BHP Group Limited

+ See chapter 19 for defined terms.

01/01/2011	Appendix 3Y Page 1

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	-
Nature of interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	-
Interest acquired	-
Interest disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	-
Interest after change	-

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a + closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

Authorised for release by Stefanie Wilkinson, Group Company Secretary

Stefanie Wilkinson

T + 61 3 9609 2153

T + 61 3 9609 3500

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	01/01/2011

BHP GROUP LIMITED

Notification and public disclosure of transactions by

Persons Discharging Managerial Responsibilities / persons closely associated

20 February 2025

1	Details of the person discharging managerial responsibilities / persons closely associated

a)	Name	Dish Nominees Pty Ltd, a private investment entity for the Weisler family

2	Reason for the notification

a)	Position/status	Dion Weisler is a Non-executive Director of BHP Group Limited.

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	BHP Group Limited

b)	LEI	WZE1WSENV6JSZFK0JC28

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted.

a)	Description of the financial instrument, type of instrument Identification code	BHP Group Limited ordinary shares ISIN: AU000000BHP4

b)	Nature of the transaction	The on-market purchase of 2,500 ordinary shares in BHP Group Limited registered to Dish Nominees Pty Ltd, which is a private investment entity for the Weisler family

c)	Price(s) and volume(s)

		Price(s)	Volume(s)

		AUD 40.4791	2,500

d)	Aggregated information

	- Aggregated volume	Volume: 2,500

	- Price	Price: AUD 40.4791

e)	Date of the transaction	19-02-2025

f)	Place of the transaction	Australian Securities Exchange (ASX)

Authorised for release by Stefanie Wilkinson, Group Company Secretary

BHP Group Limited ABN 49 004 028 077

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: February 20, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary